                                            Filed by Oplink Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                                    Subject Company: Oplink Communications, Inc.
                                                   Commission File No. 333-85906

Investor Relations:
Erica Abrams or Annie Palmore
the blueshirt group
(415) 217-7722
erica@blueshirtgroup.com
annie@blueshirtgroup.com

Press Relations:
Teresa Novak
(408) 965-7225
tnovak@oplink.com


   OPLINK COMMUNICATIONS REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER 2002

San Jose, Calif., April 23, 2002 -- Oplink Communications, Inc. (Nasdaq: OPLK), a designer and manufacturer of optical components and integrated subsystems, today reported financial results for the three and nine-month periods ended March 31, 2002.

For the third quarter, Oplink reported revenues of $9.6 million. The Company reported a GAAP net loss of $8.4 million, or $0.05 per share, and a pro forma net loss of $5.8 million or $0.04 per share, for the third quarter. This compares to revenues of $10.6 million, a GAAP net loss of $6.7 million, or $0.04 per share, and a pro forma net loss of $5.9 million, or $0.04 per share, reported in the previous quarter. Pro forma results for the three-month period ended March 31, 2002 exclude amortization of deferred compensation and goodwill, costs associated with the recently announced merger of Oplink and Avanex, and gain on sale of excess fixed assets as detailed in the attached tables.

"We continue to be satisfied with our financial performance and management of costs in this slow market environment for telecommunications," commented Fred Fromm, President and CEO of Oplink. "We believe that we made good progress in the third quarter in improving operating performance and gross margins as we completed the transfer of our manufacturing operations to China. Most significantly, our cash burn was reduced to $1.4 million and we closed the quarter with $231 million in cash."

"We are excited about the recent announcement that Oplink and Avanex have agreed to combine in a strategic merger of equals and believe that there is a clear opportunity in the optical components market for a strong #2 passive supplier. Through the proposed merger, which is subject to approval by Avanex and Oplink stockholders and other customary closing conditions, we will have taken important steps in creating a company that we believe will be better positioned to: be of even higher strategic value to our customers, offer best-in-class off-shore manufacturing, have a strong balance sheet with over $400 million in cash and investments for strategic uses, and have the opportunity to recognize meaningful cost savings. Although the merger cannot change the telecom market, which continues to be difficult, we believe that the combined company will be one that can better compete against all competitors, large or small."

For the nine-month period ended March 31, 2002, revenues totaled $30.2 million. The Company reported a GAAP net loss for the nine-month period of $60.2 million, or $0.37 per share, and a pro forma net loss of $20.0 million, or $0.12 per share. This compares to revenues of $111.6 million, a GAAP net loss of $51.0 million, or $0.45 per share, and a pro forma net loss of $15.1 million, or $0.10 per share, reported during the same period one year earlier. Pro forma results for the nine-month period ended March 31, 2002 exclude amortization of deferred compensation and goodwill, restructuring costs and other special charges, costs associated with the recently announced merger of Oplink and Avanex, and gain on sale of excess fixed assets as detailed in the attached tables.

CONFERENCE CALL INFORMATION
The Company will host a corresponding conference call and live Webcast at 2:00 p.m. Pacific Time on April 23, 2002. The Webcast will be available live on the Company's website at www.oplink.com and via replay beginning two hours after the completion of the call. An audio replay of the call will also be available to investors beginning at 4:00 p.m. Pacific Time on April 23, by dialing 800-405-2236 and entering pass code 463749.

ABOUT OPLINK
Oplink designs, manufactures and markets fiber optic networking components and integrated optical subsystems that expand optical bandwidth, amplify optical signals, monitor and protect wavelength performance and redirect light signals within an optical network. Oplink offers a broad line of products that increase the performance of optical networks and enable service providers and optical system manufacturers to provide flexible and scalable bandwidth to support the exponential increase of data traffic on the Internet. The Company supplies products worldwide to telecommunications equipment providers.

Oplink was incorporated in 1995 and is headquartered in San Jose, California. The Company's primary manufacturing facility is in Zhuhai, China. Oplink also has a research and development facility in Shanghai, China.

To learn more about Oplink, visit its web site at: http://www.oplink.com/. Except for the purely historical information contained herein, this news release regarding third quarter results contains forward-looking statements regarding our business activities, expected benefits of the transfer of our manufacturing operations to China, the proposed merger with Avanex Corporation, our cost cutting measures, future financial results and other matters that involve risks and uncertainties. Actual results may differ materially from these forward-looking statements due to a number of factors, including but not limited to, the widespread downturns in the overall economy in the United States and other parts of the world and the telecommunications industry, sudden reductions in customer orders, the difficulties associated with transitioning our manufacturing operations to China, the challenge to effectively manage our inventory levels and operating expenses during periods of weakening demand, the amount and timing of synergies that may be achieved in connection with the proposed merger with Avanex Corporation, the strength of the combined company's balance sheet, the degree to which the combined company will alter the competitive landscape in its industry, the impact of reductions in work force and other restructuring on financial results, the impact of reductions in work force on productivity and expected product manufacturing and other plans, our reliance upon third parties to supply our raw materials and equipment, intense competition in our target markets and potential pricing pressure that may arise from changing supply-demand conditions in the industry, the need to retain and motivate key personnel, risks associated with the protection of our, and possible infringement of others', intellectual property, and other risks detailed from time to time in our SEC filings, including our annual report filed on Form 10-K for the fiscal year ended June 30, 2001, Form 10-Q for the quarter ended December 31, 2001 and the Registration Statement on Form S-4 filed in connection with the proposed merger on April 9, 2002.

The foregoing information represents Oplink's outlook only as of the date of this press release, and Oplink undertakes no obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER
Avanex Corporation has filed a registration statement on Form S-4 in connection with the proposed merger with Oplink, and Avanex and Oplink intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Avanex, Oplink and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from Avanex and Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex's executive officers and directors in Avanex is set forth in the proxy statement for Avanex's 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink's executive officers and directors in Oplink is set forth in the proxy statement for Oplink's 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex's and Oplink's executive officers and directors in the Merger by reading the Form S-4 as filed with the SEC on April 9, 2002 and the joint proxy statement/prospectus when it becomes available.

====================================================================================================================================
OPLINK COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)
==========================================================================================================================

                                                                                     March 31,                 June 30,
                                                                                       2002                      2001
                                                                                    (Unaudited)                   (1)
==========================================================================================================================
ASSETS
Current assets:
   Cash, cash equivalents and short-term investments                              $     231,374             $    246,473
   Accounts receivable, net                                                               6,057                   17,178
   Inventories                                                                            6,914                   21,739
   Prepaid expenses and other current assets                                              4,101                    8,501
                                                                                  ---------------           --------------

       Total current assets                                                             248,446                  293,891

Property and equipment, net                                                              63,393                   92,086
Intangible assets                                                                           542                      667
Other assets                                                                              1,257                    1,258
                                                                                  ---------------           --------------

       Total assets                                                               $     313,638             $    387,902
                                                                                  ---------------           --------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:

   Accounts payable                                                               $       7,917             $     21,596
   Accrued liabilities and other current liabilities                                     19,770                   23,311
                                                                                  ---------------           --------------

       Total current liabilities                                                         27,687                   44,907

Non-current liabilities                                                                   6,498                    4,988
                                                                                  ---------------           --------------

       Total liabilities                                                                 34,185                   49,895
                                                                                  ---------------           --------------

Stockholders' equity                                                                    279,453                  338,007
                                                                                  ---------------           --------------

       Total liabilities and stockholders' equity                                 $     313,638             $    387,902
                                                                                  ---------------           --------------



   (1)   The June 30, 2001 consolidated balance sheet has been derived from audited financial statements at that date.


==================================================================================================================================
OPLINK COMMUNICATIONS, INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands, except per share amounts)
==================================================================================================================================

                                                                        Three Months Ended                 Nine Months Ended
                                                                             March 31,                         March 31,
                                                                      2002             2001             2002             2001
==================================================================================================================================

Revenues                                                        $      9,598     $     36,042     $     30,236     $     111,560

Cost of revenues                                                       9,244           45,465           31,353           100,981
                                                                --------------   --------------   --------------   ---------------

Gross profit (loss)                                                      354           (9,423)          (1,117)           10,579
                                                                --------------   --------------   --------------   ---------------

Operating expenses:

   Research and development                                            3,204            4,888           10,595            13,523

   Sales and marketing                                                 2,304            2,955            6,394             8,488

   General and administrative                                          1,713            4,777            5,611            11,152
                                                                --------------   --------------   --------------   ---------------

       Total operating expenses                                        7,221           12,620           22,600            33,163
                                                                --------------   --------------   --------------   ---------------

Loss from operations                                                  (6,867)         (22,043)         (23,717)          (22,584)

Interest and other income, net                                         1,032            2,820            3,680             7,441
                                                                --------------   --------------   --------------   ---------------

Net loss                                                        $     (5,835)    $    (19,223)    $    (20,037)    $     (15,143)
                                                                --------------   --------------   --------------   ---------------

Basic and diluted net loss per share                            $      (0.04)    $      (0.12)    $      (0.12)    $       (0.10)

                                                                --------------   --------------   --------------   ---------------

Basic and diluted weighted average shares outstanding                163,735          157,668          162,055           150,253
                                                                --------------   --------------   --------------   ---------------


     The pro forma net loss for the three months ended March 31, 2002 excludes the amortization of deferred compensation of $1.8 million, amortization of goodwill of $42,000, costs associated with the recently announced proposed merger of Oplink and Avanex of $1.4 million and gain on sale of excess fixed assets of $671,000. The pro forma net loss for the nine months ended March 31, 2002 excludes the amortization of deferred compensation of $3.2 million, amortization of goodwill of $126,000, costs associated with the recently announced proposed merger of Oplink and Avanex of $1.4 million and gain on sale of excess fixed assets of $671,000, provision for excess inventory of $10.4 million and restructuring charges of $25.6 million.

     Pro forma net income for the three months ended March 31, 2001 excludes the amortization of deferred compensation of $5.0 million and amortization of goodwill of $1.0 million. Pro forma net income for the nine months ended March 31, 2001 excludes the amortization of deferred compensation of $23.6 million, amortization of goodwill of $3.0 million, sales and marketing expense of $8.8 million representing the fair value of the discount feature of the convertible note payable to Cisco Systems and interest expense of $471,000 on the convertible note payable to Cisco Systems.

====================================================================================================================================
OPLINK COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(In thousands, except per share amounts)
====================================================================================================================================
                                                                    Three Months Ended                 Nine Months Ended
                                                                        March 31,                          March 31,
                                                                   2002             2001              2002             2001
====================================================================================================================================

Revenues                                                      $      9,598    $      36,042      $     30,236     $    111,560

Cost of revenues                                                     9,244           45,465            41,760          100,981
                                                              --------------  ---------------    --------------   --------------

Gross profit (loss)                                                    354           (9,423)          (11,524)          10,579
                                                              --------------  ---------------    --------------   --------------

Operating expenses:

   Research and development                                          3,204            4,888            10,595           13,523

   Sales and marketing                                               2,304            2,955             6,394           17,312

   General and administrative                                        1,713            4,777             5,611           11,152

   Restructuring costs and other special charges                        -                -             25,643               -

   Merger fees                                                       1,425               -              1,425               -

   Non-cash compensation expense                                     1,773            5,022             3,183           23,631

   Amortization of goodwill                                             42              984               126            2,950
                                                              --------------  ---------------    --------------   --------------

       Total operating expenses                                     10,461           18,626            52,977           68,568
                                                              --------------  ---------------    --------------   --------------

Loss from operations                                               (10,107)         (28,049)          (64,501)         (57,989)

Interest and other income, net                                       1,703            2,820             4,351            6,970
                                                              --------------  ---------------    --------------   --------------

Net loss                                                      $     (8,404)   $     (25,229)     $    (60,150)    $    (51,019)
                                                              --------------  ---------------    --------------   --------------

Basic and diluted net loss per share                          $      (0.05)   $       (0.16)     $      (0.37)    $      (0.45)
                                                              --------------  ---------------    --------------   --------------

Basic and diluted weighted average shares outstanding               163,735         157,668           162,055          112,481
                                                              --------------  ---------------    --------------   --------------
